UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14734

GROUPE DANONE

(Exact name of Company as specified in its charter)

17, Boulevard Haussmann

75009 Paris, France

+33 1 44 35 20 20

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one-fifth of one Ordinary Share, nominal value €0.25 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

A. Groupe Danone (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on November 19, 1997 when the registration statement on Form F-1 originally filed with the Securities and Exchange Commission on October 24, 1997 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.    Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) for American Depositary Shares (“ADSs”), each representing one-fifth of one ordinary share, pursuant to a prospectus dated November 19, 1997.

Item 3.    Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on Euronext Paris SA, which is located in the jurisdiction of the Republic of France. Euronext Paris SA constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the Euronext Paris SA (previously the Paris Bourse) on May 3, 1949 under the name Glaces de Boussois Souchon Neuvesel. The Company has maintained a listing of its ordinary shares on Euronext Paris SA for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning June 1, 2006 and ending May 31, 2007, 97.95% of trading in the Company’s ordinary shares occurred through Euronext Paris SA.

Item 4.    Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006 to May 31, 2007.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was 24,455 shares and 1,194,715 shares, respectively.

C. For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represents 2.05% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. Not applicable.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F. The Company used Bloomberg as the source of the trading volume information with respect to the American Depositary Shares and Euronext as the source of trading volume information with respect to trading on Euronext Paris SA to determine whether it meets the requirements of Rule 12h-6.

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A. As required by Rule 12h-6(h), the Company published two notices disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on April 26, 2007 and on June 25, 2007.

B. Both notices were disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, both notices were posted on the Company’s website and were submitted to the Securities and Exchange Commission on Form 6-K on April 26, 2007 and June 25, 2007, respectively.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.danone.com.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Groupe Danone has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Groupe Danone certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GROUPE DANONE

Dated: July 5, 2007	By:	/s/ Franck Riboud
Name: Franck Riboud
Title: Chief Executive Officer